Filed Pursuant to Rule 433
Registration No. 333-159311

Morgan Stanley Announces Pricing of Public Offering of its Remaining Ownership Interest in MSCI Inc.

New York – May 19, 2009 – Morgan Stanley (NYSE: MS) and MSCI Inc. (NYSE: MXB) announced today that Morgan Stanley’s previously announced secondary offering of all of its remaining 27,708,653 shares of MSCI Inc. class A common stock, par value $0.01 per share, priced at $21.50 per share.  MSCI Inc. will not receive any of the proceeds from the sale of the class A common stock.

“We are pleased to complete the separation of MSCI from Morgan Stanley, which we began in 2007,” said John J. Mack, Chairman and CEO of Morgan Stanley. “As we said then, we believe this transaction will unlock value for Morgan Stanley's shareholders as well as release capital to redeploy into our core activities including institutional securities, asset management and global wealth management.”

Morgan Stanley is serving as sole book-running manager for the offering.

MSCI has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSCI has filed with the SEC for more complete information about MSCI and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Morgan Stanley & Co. Incorporated at (866) 718-1649.

About MSCI Inc.

MSCI Inc. is a leading provider of investment decision support tools to investment institutions worldwide. MSCI Inc. products include indices and portfolio risk and performance analytics for use in managing equity, fixed income and multi-asset class portfolios.

The company’s flagship products are the MSCI International Equity Indices, which include over 120,000 indices calculated daily across more than 70 countries, and the Barra risk models and portfolio analytics, which cover 59 equity and 48 fixed income markets. MSCI Inc. is headquartered in New York, with research and commercial offices around the world.

About Morgan Stanley

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 36 countries. For further information about Morgan Stanley, please visit www.morganstanley.com.

Contacts:
Morgan Stanley, Media Relations, Mary Claire Delaney, 212 762 6880
MSCI Inc., Lisa Monaco, 866 447 7874